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+--------+
| FORM 3 |          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                        Washington, D.C. 20549

                 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Broder Bros., Co.
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    (Last)                      (First)                        (Middle)

    45555 Port St.
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                                (Street)

    Plymouth                  Michigan                            48170
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    (City)                      (State)                           (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

    07/09/2001
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3.  IRS Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

    Full Line Distributors, Inc. ("FLD")

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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director        Officer             X  10% Owner        Other
    ---             ---                    ---              ---
                        (give title below)                       (specify below)

                           ------------

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

         Form filed by One Reporting Person
    ----
     X   Form filed by More than One Reporting Person
    ----
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             Table I--Non-Derivative Securities Beneficially Owned

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
   Common Stock       None (See Note 1)          N/A                  N/A
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
5(b)(v).

SEC 1473 (7-96)


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              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

FORM 3 (continued)
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership     6. Nature of
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of          Indirect
                                  Expiration       (Instr. 4)                          Exercise        Derivative       Beneficial
                                  Date                                                 Price           Securities:      Ownership
                                  (Month/Day/                                          of              Direct (D)       (Instr. 5)
                                  Year)                                                Derivative      or
                              ----------------------------------------------------     Security        Indirect (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
N/A
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

Explanation of Responses:

(1) In connection with the offer by FLD Acquisition Corp., a Georgia corporation (the "Purchaser") and wholly owned subsidiary of Broder Bros., Co., a Michigan corporation ("Broder Bros."), to purchase all of the outstanding shares of common stock of Full Line Distributors, Inc., a Georgia corporation (the "Company"), Purchaser, Broder Bros. and certain shareholders of the Company (the "Executive Shareholders") entered into a Stockholders' Agreement, dated July 9, 2001. As a result of a limited voting proxy in the Stockholders' Agreement granted to the Purchaser, Broder Bros., Vincent Tyra and Todd Turkin, each may be deemed to be beneficial owners, for purposes of determining status as a 10% holder, of 2,606,595 shares of the Company's common stock owned by the Executive Shareholders. In addition, Bain Capital Investors, LLC, a Delaware limited liability company ("Bain Capital"), as the ultimate controlling stockholder of Broder Bros., may also be deemed to be a beneficial owner of such shares. None of Purchaser, Broder Bros., Bain Capital, Vincent Tyra or Todd Turkin presently have any pecuniary interest in such shares. The filing of this Form 3 on behalf of each of the Reporting Persons named herein shall not be deemed an admission that such persons are, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owner of the Company's common stock beneficially owned by the Executive Shareholders. The Stockholders' Agreement was attached as an exhibit to the Schedule 13D filed by the Purchaser, Broder Bros., Bain Capital, Vincent Tyra and Todd Turkin on July 13, 2001, and is incorporated herein by reference.


                              Broder Bros. Co.

                              /s/  VINCENT J. TYRA               07/13/2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78 ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                         Page 2
                                                                SEC 1473 (7/96)

                             Attachment to Form 3
                             --------------------

          Pursuant to Instruction 5(b)(v) of the General Instructions to Form 3, this Form 3 is also being filed on behalf of the Reporting Persons set forth below. All of the information set forth in the attached Form 3 for Broder Bros., Co. is the same for the Reporting Person set forth below unless otherwise noted.

Name and Address of Reporting Persons:

1.)  FLD Acquisition Corp., a Georgia corporation
2.) Bain Capital Investors, LLC, a Delaware limited liability company, Two Copley Place, Boston, Massachusetts 02116
3.)  Mr. Vincent Tyra
4.)  Mr. Todd Turkin


Signatures of Reporting Persons:

Date: July 13, 2001           FLD ACQUISITION CORP.


                              By: /s/ VINCENT J. TYRA
                                 --------------------------------------
                              Its:               CEO
                                  -------------------------------------


Date: July 13, 2001           BAIN CAPITAL INVESTORS, LLC


                              By: /s/ EDWARD CONARD
                                 -------------------------------------
                              Its: Managing Director



Date: July 13, 2001
                              /s/ VINCENT TYRA
                              ----------------------------------------
                              VINCENT TYRA

Date: July 13, 2001
                              /s/ TODD TURKIN
                              ----------------------------------------
                              TODD TURKIN